Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP

AND TO:	DELOITTE LLP

CC:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

TAKE NOTICE THAT Canopy Growth Corporation (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Deloitte LLP (“Deloitte”), Chartered Professional Accountants, to KPMG LLP (“KPMG”), Chartered Professional Accountants, effective October 4, 2018.

TAKE FURTHER NOTICE THAT:

1.	Deloitte, the former independent auditor of the Corporation, tendered its resignation effective October 3, 2018 and the Corporation has appointed KPMG in its place.

2.	The resignation of Deloitte and the appointment of KPMG in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3.

There have been no reservations contained in Deloitte’s auditors’ reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on March 31, 2018.

4.	There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5.

The Corporation has requested KPMG and Deloitte to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 4th day of October, 2018.

CANOPY GROWTH CORPORATION

(signed) “Tim Saunders”
Name:	Tim Saunders
Title:	Executive Vice-President & Chief Financial Officer